POLARITYTE, INC.

2018 ANNUAL REPORT

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Forward-looking Statements

This Annual Report contains forward-looking statements. Risks and uncertainties are inherent in forward-looking statements. Furthermore, such statements may be based on assumptions that fail to materialize or prove incorrect. Consequently, our business development, operations, and results could differ materially from those expressed in forward-looking statements made in this Annual Report. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this Annual Report are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress, and results of our research and development programs;
●	the timing or success of commercialization of our products;
●	the pricing and reimbursement of our products;
●	the initiation, timing, progress, and results of our preclinical and clinical studies;
●	the scope of protection we can establish and maintain for intellectual property rights covering our product candidates and technology;
●	estimates of our expenses, future revenues, and capital requirements;
●	our need for, and ability to obtain, additional financing in the future;
●	our ability to comply with regulations applicable to the manufacture, marketing, sale and distribution of our products;
●	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;
●	developments relating to our competitors and industry; and
●	other risks and uncertainties, including those listed under Part I, Item 1A. Risk Factors.

Given the known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by our forward-looking statements, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This Annual Report also contains estimates, projections and other information concerning our industry, our business, and the markets for certain diseases, including data regarding the estimated size of those markets, and the incidence and prevalence of certain medical conditions. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

POLARITYTE, the PolarityTE Logo, POLARITYRD, POLARITYIS, POLARITYRX, WELCOME TO THE SHIFT, WHERE SELF REGENERATES SELF, COMPLEX SIMPLICITY, IBEX, SKINTE, OSTEOTE, CARTTE, ADIPOTE, MYOTE, NEURALTE, ANGIOTE, LIVERTE, UROTE, and BOWELTE are all trademarks or registered trademarks of PolarityTE. Solely for convenience, the trademarks and trade names in this report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator we will not assert, to the fullest extent under applicable law, our rights thereto.

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OUR COMPANY

PolarityTE Inc., headquartered in Salt Lake City, Utah, is a young and growing commercial-stage, biotechnology company founded in 2016 - and we believe the first of its kind. We are focused on the design and development of novel technology platforms that promote the regeneration of complex, cellular-derived tissue substrates and the propagation of self-organizing composite systems. We have developed and will continue to evolve these technologies and platforms through uniquely targeted and yet comprehensive approaches to the interactome. The interactome is the complete set of physical interactions between molecules within a cell that underlies most genotype-to-phenotype relationships and modulates nearly all complex biological pathways and cellular networks seen in living systems. Understanding this, we believe that to effectively deliver our advanced technologies to patients we must not simply deliver products, but rather robust platform systems and evolving technology foundations that are intelligent, multi-functional, and able to adapt and evolve. Over the last year we have established and advanced three of our pipeline programs consisting of our core “TE” program, (which includes our first commercial product, SkinTE), our Related Technology Derivative program (“RTD”), and our Advanced Research Center program (“ARC”).

We aspire to be a global biotechnology company that delivers superior, tangible, and pragmatic platform technologies that provide superior results to patients, while reducing costs and promoting improved health economics for patients, providers, and payors. We accomplish this mission through our pursuit of complex simplicity, which embodies the development of robust cell/tissue-derived therapies that can be efficiently produced and deployed. PolarityTE is committed to delivering transformative technology that positively impacts humanity.

PolarityTE was founded by a dedicated group of doctors and scientists from The Johns Hopkins University School of Medicine, who left to become part of something bigger. Something that could transform the future of medicine. We believe that living systems require more than a simple singular input (for example a growth factor, stem cell, or nano-particle), to produce a complex output. Therefore, we took a different direction and developed multi-tiered platform technologies that propagate the necessary complex substrate required for regenerating fully-functional tissue, such as skin, bone, cartilage, muscle, blood vessels, and neural elements, as well as solid and hollow organ composite tissue systems. We have engineered and developed our regenerative materials and core tissue substrate technology platforms to allow us to induce, maintain, and promote the integrated polarity, organized assembly, and interface development of cells and tissues, so that they replicate regenerative healing in the body and are not seen as foreign by the immune system.

The core technology of TE products is minimally polarized functional units (“MPFUs”) consisting of self-complexing intelligent regenerative materials (“SCIRM”). SCIRM within an MPFU form polarizing, multi-cellular aggregates that act as an intrinsic, regenerative bio-reactor capable of expanding, proliferating, and synthesizing cells, materials, factors, or systems necessary for regenerating full-thickness, three-dimensional tissue. The TE products we develop begin with the patient’s own tissue to produce SCIRM that address the specific tissue or system needed for the patient’s care. Our product pipeline focuses on the development of regenerative products for a variety of tissue types and organ systems that are commonly altered, injured, or destroyed by a variety of diseases, pathologies, traumatic events, and medical interventions.

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SkinTE, our first tissue product, was registered with the United States Food and Drug Administration (FDA) in August 2017, and is now commercially available for the repair, reconstruction, replacement, and regeneration of skin in patients who have a need for treatment of acute or chronic wounds, burns, surgical reconstruction events, scar revision, or removal of dysfunctional skin grafts. We are pursuing a regional plan for commercial rollout that began in late October 2018.

OsteoTE is designed to utilize the patient’s bone to repair, reconstruct, replace, supplement, or regenerate bone damage or defects. We registered OsteoTE with the FDA in December 2018. We are preparing for the first application of the product in a clinical setting.

RTD and ARC represent research and development of new science and product opportunities based on what we learned while developing the TE platform. RTD is focused on altered state analytes for the generation of composite materials that can be utilized for the augmentation, modulation, and regulation of cell and tissue-derived systems. ARC is focused on the design and development of gene transfer, small molecule synthesis, composite therapeutics, and alteration of self-propagating cell/tissue-derived bioreactors.

We have significant research facilities and a well-educated and skilled team of scientists and researchers. These resources are highly beneficial to the work we are doing on our TE products and in RTD and ARC. We also offer research services to unrelated third parties on a contract basis, which we offer under the trademark POLARITYRD. Contract research services help us defray the costs of maintaining a first-rate research facility and allow us to meet companies pursuing new technologies that may be opportunities for collaborative or strategic relationships going forward.

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MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed for trading on the Nasdaq Capital Market under the symbol “PTE.”

At April 22, 2019, we had 96 stockholders of record.

We do not anticipate paying future dividends at the present time. We currently intend to retain earnings, if any, for use in our business.

The following table provides information on our compensation plans at December 31, 2018 under which equity securities are authorized for issuance.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted- average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,334,885	$14.18	4,527,139
Equity compensation plans not approved by security holders	165,000	$7.65	-0-
Total	6,499,885	$14.02	4,527,139

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a commercial-stage biotechnology and regenerative biomaterials company focused on transforming the lives of patients by discovering, designing and developing a range of regenerative tissue products and biomaterials for the fields of medicine, biomedical engineering and material sciences. We operate two segments; the regenerative medicine business segment and the contract research segment.

Segment Reporting

The regenerative medicine business segment over the last year has established and advanced our core “TE” program, which includes our first commercial product, SkinTE. The commercial launch of SkinTE has included the build out of commercial, manufacturing, and corporate structure to support the expected, significant growth of SkinTE revenue and deployments in 2019 and beyond. This includes equipment, personnel, systems, and leased properties. Research and development continues to expand to advance the product development pipeline.

In May 2018 we acquired assets of a preclinical research and veterinary sciences business and related real estate, which we now operate through our subsidiary, Ibex Preclinical Research, Inc. The aggregate purchase price was $3.8 million, of which $2.3 million was paid at closing and the balance satisfied by a promissory note payable to the Seller with an initial fair value of $1.22 million and contingent consideration with an initial fair value of approximately $0.3 million. As a result, we have significant research facilities and a well-educated and skilled team of scientists and researchers that comprise the contract research segment of our business. These resources are highly beneficial to the work we are doing on our TE products and in RTD and ARC. We also offer research services to unrelated third parties on a contract basis, which we offer under the trademark POLARITYRD. Contract research services help us defray the costs of maintaining a first-rate research facility and allow us to meet companies pursuing new technologies that may be opportunities for collaborative or strategic relationships going forward.

Research and Development Expenses. Research and development expenses primarily represent employee related costs, including stock compensation, for research and development executives and staff, lab and office expenses and other overhead charges.

General and Administrative Expenses. General and administrative expenses primarily represent employee related costs, including stock compensation, for corporate executive and support staff, general office expenses, professional fees and various other overhead charges. Professional fees, including legal and accounting expenses, typically represent one of the largest components of our general and administrative expenses. These fees are partially attributable to our required activities as a publicly traded company, such as SEC filings, and corporate- and business-development initiatives.

Income Taxes. Income taxes consist of our provisions for income taxes, as affected by our net operating loss carryforwards. Future utilization of our net operating loss, or NOL, carryforwards may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code. The annual limitation may result in the expiration of NOL carryforwards before utilization. Due to our history of losses, a valuation allowance sufficient to fully offset our NOL and other deferred tax assets has been established under current accounting pronouncements, and this valuation allowance will be maintained unless sufficient positive evidence develops to support its reversal.

Critical Accounting Estimates

Our discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities or the disclosure of gain or loss contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Among the more significant estimates included in these financial statements are the valuation of warrant liability, valuation of derivative liability, stock-based compensation, the valuation allowances for deferred tax benefits, and the valuation of tangible and intangible assets included in acquisitions. Actual results could differ from those estimates.

We have identified the policies below as critical to our business operations and to the understanding of our financial results. The impact and any associated risks related to these policies on our business operations is discussed throughout management’s discussion and analysis of financial condition and results of operations when such policies affect our reported and expected financial results.

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Goodwill and Intangible Assets. Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing or between annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no further testing is necessary. If the Company concludes otherwise, then the Company needs to perform the quantitative goodwill impairment test. The goodwill impairment test is performed at the reporting unit level by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not impaired and the second step of the impairment test in unnecessary. If the estimated fair value is less than carrying value, an impairment charge should be recorded for the amount by which a reporting unit’s carrying amount exceeds its fair value.

The fair value of reporting units is based on widely accepted valuation techniques that the Company believes market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. The Company utilizes a market cap approach in estimating the fair value of reporting units. The estimates and assumptions used in determining fair value could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Adverse market or economic events could result in impairment charges in future periods.

Intangible assets deemed to have finite lives are amortized on a straight-line basis over their estimated useful lives, which generally range from one to eleven years. The useful life is the period over which the asset is expected to contribute directly, or indirectly, to its future cash flows. Intangible assets are reviewed for impairment when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the undiscounted cash flows exceed its carrying value. At least annually, the remaining useful life is evaluated.

Impairment of Long-Lived Assets. The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. No impairment loss has been recognized.

Income Taxes. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the potential for realization of deferred tax assets at each quarterly balance sheet date and records a valuation allowance for assets for which realization is not more likely than not.

Stock Based Compensation. The Company measures all stock-based compensation to employees using a fair value method and records such expense in general and administrative and research and development expenses. Compensation expense for stock options with cliff vesting is recognized on a straight-line basis over the vesting period of the award, based on the fair value of the option on the date of grant. For stock options with graded vesting, the Company recognizes compensation expense over the service period for each separately vesting tranche of the award as though the award were in substance, multiple awards.

The fair value for options issued is estimated at the date of grant using a Black-Scholes option-pricing model. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of the grant. The volatility factor is determined based on the Company’s historical stock prices. Forfeitures are recognized as they occur.

The value of restricted stock grants is measured based on the fair market value of the Company’s common stock on the date of grant and amortized over the vesting period of, generally, six months to three years.

The accounting for non-employee options and restricted stock is similar to that of employees, however, unlike employee options and restricted stock, the measurement date is not the grant date. The measurement date is when performance is complete. Until the options or shares vest, they are re-measured (re-valued) each reporting period and the expense marked up or marked down accordingly.

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Revenue Recognition. In the regenerative medicine products segment, the Company records product revenues primarily from the sale of its regenerative tissue products. The Company sells its products to healthcare providers, primarily through direct sales representatives. Product revenues consist of a single performance obligation that the Company satisfies at a point in time. In general, the Company recognizes product revenue upon delivery to the customer. In the contract services segment, the Company earns service revenues from the provision of contract research services, which includes delivery of preclinical studies and other research services to unrelated third parties. Service revenues generally consist of a single performance obligation that the Company satisfies over time using an input method based on costs incurred to date relative to the total costs expected to be required to satisfy the performance obligation. Revenues from contract research services are recorded over the period of service.

Results of Operations

Two-months ended December 31, 2018 versus the two-months ended December 31, 2017 (Unaudited)

Net Revenues. For the two-month period ended December 31, 2018, total net revenues were $0.7 million including net revenues from product sales of $0.2 million from the sale of the Company’s core product SkinTE in the regenerative medicine business segment. Regenerative medicine revenues for the two-month period ended December 31, 2017 were immaterial. Net revenues from services sales were $0.5 million from the contract research segment operations driven primarily by the Ibex preclinical research business, which was acquired in the 2018 fiscal year.

Cost of Sales. For the two-month period ended December 31, 2018, cost of sales was approximately $0.4 million and approximately 57% of net revenues. Product cost of sales were $0.2 million or 92% of product sales due to fixed overhead costs. Service cost of sales were $0.2 million or 40% of service sales. Regenerative medicine cost of sales for the two-month period ended December 31, 2017 were immaterial.

Research and Development Expenses. Research and development expenses decreased $1.5 million, or 30%, in the two-month period ended December 31, 2018, compared to the two-month period ended December 31, 2017. The decrease is primarily driven by a shift in mix between commercial and operational infrastructure build out in the current period as well as research and development costs in the prior period.

General and Administrative Expenses. General and administrative expenses increased $4.7 million, or 58%, in the two-month period ended December 31, 2018 compared to the two-month period ended December 31, 2017. The Company expanded its infrastructure to support the commercial launch of SkinTE. The resulting increase in expenses is driven primarily by employee-related costs, including stock-based compensation, salaries, and benefits, and increased outside services expense, including legal and accounting fees and consulting expenses.

Sales and Marketing Expenses. For the two-month period ended December 31, 2018, sales and marketing expenses were $2.7 million. This represents sales personnel and marketing costs primarily driven by the initial regional release of SkinTE. There were no sales personnel and marketing costs during the two-month period ended December 31, 2017.

Other (Expenses) Income. For the two-month period ended December 31, 2018, other (expenses) income decreased $1.9 million or 95% compared to the two-month period ended December 31, 2017. This resulting decrease was primarily driven by a change in the fair value of derivatives of $2.0 million recorded in the two months ended December 31, 2017. There were no warrants outstanding for the two-month period ended December 31, 2018.

Net loss from continuing operations. Net loss from continuing operations for the two-month period ended December 31, 2018 was approximately $18.4 million compared to a net loss of approximately $11.0 million for the two-month period ended December 31, 2017, primarily reflecting the increase in sales and operating expenses driven by expanding operations discussed above.

Year ended October 31, 2018 versus the year ended October 31, 2017

Net Revenues. For the year ended October 31, 2018, total net revenues were $1.6 million including net revenues from product sales of $0.7 million from the sale of the Company’s core product SkinTE in the regenerative medicine business segment. As SkinTE was commercially launched in the 2018 fiscal year, there were no regenerative medicine revenues in the prior fiscal year. Net revenues from services sales were $0.9 million from the contract research segment operations driven primarily by the POLARITYRD preclinical research business, which was acquired in this fiscal year.

Cost of Sales. For the year ended October 31, 2018, cost of sales was approximately $1.0 million and approximately 64% of net revenues. Product cost of sales were $0.5 million or 73% of product sales. Service cost of sales were $0.5 million or 57% of service sales.

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Research and Development Expenses. Research and development expenses increased $12.3 million, or 173%, in the fiscal year ended October 31, 2018, compared to the fiscal year ended October 31, 2017. The increase was primarily due to additional personnel hired to advance the product development pipeline, and their associated costs, including stock-based compensation, salaries, and benefits, as well as, lab supplies and related expenses.

General and Administrative Expenses. General and administrative expenses increased $29.4 million, or 156%, in the fiscal year ended October 31, 2018 compared to the fiscal year ended October 31, 2017. During the fiscal year, the Company expanded its infrastructure to support the commercial launch of SkinTE, build out of an FDA manufacturing and R&D facility, and support increased corporate operations. The resulting increase in expenses is driven primarily by employee-related costs, including stock-based compensation, salaries, and benefits, and increased outside services expense, including legal and accounting fees and consulting expenses.

Sales and Marketing Expenses. For the year ended October 31, 2018, sales and marketing expenses were $2.4 million. This represents the sales personnel and marketing costs primarily driven by the initial regional release of SkinTE. There were no sales personnel and marketing costs during the year ended October 31, 2017.

Other (Expenses) Income. For the year ended October 31, 2018, other (expenses) income mainly included a change in fair value of derivatives of approximately a $3.8 million gain, interest income of $0.4 million and a loss on extinguishment of warrant liability of approximately $0.5 million. For the year ended October 31, 2017, other (expenses) income was insignificant.

Net loss from continuing operations. Net loss from continuing operations for the year ended October 31, 2018 was approximately $65.4 million, compared to a net loss of approximately $130.5 million for the year ended October 31, 2017, primarily reflecting the decrease of $104.7 million in research and development - intellectual property acquired expenses offset by the increase in operating expenses driven by expanding operations discussed above.

Liquidity and Capital Resources

As of December 31, 2018, our cash and cash equivalents balance was approximately $55.7 million and our working capital was approximately $56.8 million, compared to cash and cash equivalents of $71.0 million and working capital of $68.0 million at October 31, 2018.

As reflected in the consolidated financial statements, we had an accumulated deficit of approximately $342.9 million at December 31, 2018, and approximately $8.0 million net cash used in continuing operating activities for the two-month period then ended. At October 31, 2018, we had an accumulated deficit of approximately $324.4 million and approximately $28.5 million net cash used in continuing operating activities for the year ended October 31, 2018.

On April 12, 2018, we completed a public offering of 2,335,937 shares of our common stock at an offering price of $16.00 per share, resulting in net proceeds of $34.6 million, after deducting offering expenses. On June 7, 2018, we completed an underwritten offering of 2,455,882 shares of our common stock at an offering price of $23.65 per share, resulting in net proceeds of approximately $58.0 million, after deducting offering expenses.

Based upon the current status of our product development and commercialization plans, we believe that our existing cash and cash equivalents will be adequate to satisfy our capital needs for at least the next 12 months from the date of filing. However, anticipate needing substantial additional financing to continue clinical deployment and commercialization of our lead product SkinTE, development of our other product candidates, and scaling the manufacturing capacity for our products and product candidates, and prepare for commercial readiness. We will continue to pursue fundraising opportunities when available, however, such financing may not be available on terms favorable to us, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our product development programs. We plan to meet our capital requirements primarily through issuances of equity securities, debt financing, revenue from product sales and future collaborations. Failure to generate revenue or raise additional capital would adversely affect our ability to achieve our intended business objectives.

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Our actual capital requirements will depend on many factors, including among other things: our ability to scale the manufacturing for and to commercialize successfully our lead product, SkinTE; the progress and success of clinical evaluation and acceptance of SkinTE; our ability to develop our other product candidates; and the costs and timing of obtaining any required regulatory registrations or approvals. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The foregoing factors, along with the other factors described in the section, Item 1A, “Risk Factors” in Part I of this Report on Form 10-K will impact our future capital requirements and the adequacy of our available funds. If we are required to raise additional funds, any additional equity financing may be highly dilutive, or otherwise disadvantageous, to existing stockholders, and debt financing, if available, may involve restrictive covenants. If we elect to pursue collaborative arrangements, the terms of such arrangements may require us to relinquish rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed, and on acceptable terms, would require us to reduce our operating expenses and would limit our ability to respond to competitive pressures or unanticipated requirements to develop our product candidates and to continue operations, any of which would have a material adverse effect on our business, financial condition and results of operation.

Off-Balance Sheet Arrangements

As of December 31, 2018, we had no off-balance sheet arrangements.

Inflation

Our management currently believes that inflation has not had, and does not currently have, a material impact on continuing operations.

Cash Flows

Cash and cash equivalents and working capital were approximately $55.7 million and $56.8 million, respectively, as of December 31, 2018, compared to cash and cash equivalents and working capital of approximately $71.0 million and $68.0 million at October 31, 2018.

Operating Cash Flows

Cash used in continuing operating activities for the two-month period ended December 31, 2018, was approximately $8.0 million. Approximately $28.5 million of cash was used in continuing operating activities for the year ended October 31, 2018, compared to approximately $7.6 million for the same period ended October 31, 2017. The increase in net cash used in continuing operating activities mostly relates to the increases in both research and development, sales and marketing, and general and administrative expenses.

Investing Cash Flows

Cash used in continuing investing activities for the two-month period ended December 31, 2018, was approximately $7.0 million. Cash used in continuing investing activities for the year ended October 31, 2018 amounted to approximately $11.5 million compared to $2.5 million for the 2017 period. For the two-month period ended December 31, 2018, the activity relates to the net purchase of available-for-sale securities and the purchase of property and equipment. For the year ended October 31, 2018, the activity relates to the acquisition of IBEX and the purchase of property and equipment. For the year ended October 31, 2017, the activity only relates to the purchase of property and equipment.

Financing Cash Flows

Net cash used in financing activities for the two-month period ended December 31, 2018, was approximately $0.3 million. Net cash provided by financing activities for the year ended October 31, 2018 amounted to approximately $93.3 million compared to approximately $21.2 million for the 2017 period. For the two-month period ended December 31, 2018, the activity relates to principal payments and capital lease payments. The $92.7 million in net proceeds from the sale of common stock in the year ended October 31, 2018, accounts for the majority of that period’s financing activity and accounts for the majority of the increase in net cash provided by financing activities as compared to the comparable prior year period.

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FINANCIAL STATEMENTS

Consolidated Financial Statements

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

PolarityTE, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PolarityTE, Inc. and Subsidiaries (the “Company”) as of December 31, 2018, October 31, 2018 and October 31, 2017, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the transition period from November 1, 2018 through December 31, 2018 and for each of the years in the two-year period ended October 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018, October 31, 2018 and October 31, 2017, and the consolidated results of their operations and their cash flows for the transition period from November 1, 2018 through December 31, 2018 and for each of the years in the two-year period ended October 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 15, 2019 expressed an adverse opinion.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We have served as the Company’s auditor since 2010. Partners of Amper, Politziner & Mattia LLP joined EisnerAmper LLP in 2010. Amper, Politziner & Mattia LLP had served as the Company’s auditor since 2009.

EISNERAMPER LLP

Iselin, New Jersey

March 15, 2019

F-1

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	As of December 31,	As of October 31,
	2018	2018	2017
ASSETS

Current assets:
Cash and cash equivalents	$55,673	$70,961	$17,667
Short-term investments	6,162	–	–
Accounts receivable	712	940	–
Inventory	336	238	–
Prepaid expenses and other current assets	1,432	1,163	297
Total current assets	64,315	73,302	17,964
Non-current assets:
Property and equipment, net	13,736	12,927	2,173
Intangible assets, net	924	957	–
Goodwill	278	278	–
Other assets	913	378	15
Total non-current assets	15,851	14,540	2,188
TOTAL ASSETS	$80,166	$87,842	$20,152

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$6,508	$4,363	$1,939
Other current liabilities	316	286	–
Current portion of long-term note payable	529	519	–
Deferred revenue	170	150	–
Warrant liability and embedded derivative	–	–	13,502
Total current liabilities	7,523	5,318	15,441
Long-term note payable, net	479	736	–
Other long-term liabilities	131	126	–
Total liabilities	8,133	6,180	15,441

Commitments and Contingencies

Redeemable convertible preferred stock - 0, 0, and 6,455 shares authorized, issued and outstanding at December 31, 2018, October 31, 2018 and 2017, respectively; liquidation preference - $0, $0, and $17,750, respectively	–	–	4,541

STOCKHOLDERS’ EQUITY:
Convertible preferred stock - 25,000,000 shares authorized, 0, 0, and 3,230,655 shares issued and outstanding at December 31, 2018, October 31, 2018 and 2017; aggregate liquidation preference $0, $0, and $2,140, respectively	–	–	109,995
Common stock - $.001 par value; 250,000,000 shares authorized; 21,447,088, 21,423,999, and 6,515,524 shares issued and outstanding at December 31, 2018, October 31, 2018 and 2017, respectively	21	21	7
Additional paid-in capital	414,840	406,087	149,173
Accumulated other comprehensive income	36	–	–
Accumulated deficit	(342,864)	(324,446)	(259,005)
Total stockholders’ equity	72,033	81,662	170
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$80,166	$87,842	$20,152

The accompanying notes are an integral part of these consolidated financial statements

F-2

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	For the Two Months Ended December 31,	For the Years Ended October 31,
	2018	2018	2017
Net revenues
Products	$210	$689	$–
Services	463	874	–
Total net revenues	673	1,563	–
Cost of sales:			–
Products	194	500	–
Services	187	502	–
Total costs of sales	381	1,002	–
Gross profit	292	561	–

Operating costs and expenses
Research and development	3,458	19,376	7,107
Research and development - intellectual property acquired	–	–	104,693
General and administrative	12,639	48,252	18,812
Sales and marketing	2,725	2,365	–
Total operating costs and expenses	18,822	69,993	130,612
Operating loss	(18,530)	(69,432)	(130,612)

Other income (expense)
Interest income, net	80	395	23
Other income, net	32	–	–
Change in fair value of derivatives	–	3,814	109
Loss on extinguishment of warrant liability	–	(520)	–
Net loss from continuing operations before income taxes	(18,418)	(65,743)	(130,480)
Benefit for income taxes	–	302	–
Net loss from continuing operations	(18,418)	(65,441)	(130,480)
Loss from discontinued operations	–	–	(449)
Gain on sale of discontinued operations	–	–	100
Loss from discontinued operations, net	–	–	(349)
Net loss after income taxes	(18,418)	(65,441)	(130,829)
Deemed dividend – accretion of discount on Series F preferred stock	–	(1,290)	(369)
Deemed dividend – exchange of Series F preferred stock	–	(7,057)	–
Cumulative dividends on Series F preferred stock	–	(373)	(124)
Net loss attributable to common stockholders	$(18,418)	$(74,161)	$(131,322)

Net loss per share, basic and diluted:
Loss from continuing operations	$(0.86)	$(4.29)	$(26.50)
Loss from discontinued operations	–	–	(0.07)
Net loss	(0.86)	(4.29)	(26.57)
Deemed dividend – accretion of discount on Series F preferred stock	–	(0.09)	(0.07)
Deemed dividend – exchange of Series F preferred stock	–	(0.46)	-
Cumulative dividends on Series F preferred stock	–	(0.02)	(0.03)
Net loss attributable to common stockholders	$(0.86)	$(4.86)	$(26.67)
Weighted average shares outstanding, basic and diluted:	21,343,446	15,259,731	4,923,327

The accompanying notes are an integral part of these consolidated financial statements

F-3

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	For the Two Months Ended December 31,	For the Years Ended October 31,
	2018	2018	2017
Net loss after income taxes	$(18,418)	$(65,441)	$(130,829)
Other comprehensive income:
Unrealized gain on available-for-sale securities	36	–	–
Comprehensive loss	$(18,382)	$(65,441)	$(130,829)

The accompanying notes are an integral part of these consolidated financial statements

F-4

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Number	Amount	Number	Amount	Capital	Income	Deficit	Equity
Balance - October 31, 2016	7,374,454	$10,153	2,782,963	$3	$123,417	$–	$(128,176)	$5,397
Issuance of common stock in connection with:
Conversion of Series A preferred stock to common stock	(3,991,487)	(976)	761,798	1	975	–	–	–
Conversion of Series B preferred stock to common stock	(6,512)	(549)	108,543	–	549	–	–	–
Conversion of Series C preferred stock to common stock	(23,185)	(1,809)	504,184	1	1,808	–	–	–
Conversion of Series D preferred stock to common stock	(129,665)	(1,517)	216,106	–	1,517	–	–	–
Issuance of Series E preferred stock for research and development intellectual property	7,050	104,693	–	–	–	–	–	104,693
Stock option exercise	–	–	268,847	–	1,301	–	–	1,301
Warrants exchanged for common stock	–	–	56,250	–	78	–	–	78
Stock-based compensation expense	–	–	1,057,500	1	17,744	–	–	17,745
Common stock issued for cash	–	–	759,333	1	2,277	–	–	2,278
Deemed dividend – accretion of discount on Series F preferred stock	–	–	–	–	(369)	–	–	(369)
Cumulative dividends on Series F preferred stock	–	–	–	–	(124)	–	–	(124)
Net loss	–	–	–	–	–	–	(130,829)	(130,829)
Balance as of October 31, 2017	3,230,655	$109,995	6,515,524	$7	$149,173	$–	$(259,005)	$170
Issuance of common stock in connection with:
Conversion of Series A preferred stock to common stock	(3,146,671)	(769)	713,036	1	768	–	–	–
Conversion of Series B preferred stock to common stock	(47,689)	(4,020)	794,820	1	4,019	–	–	–
Conversion of Series C preferred stock to common stock	(2,578)	(201)	59,950	–	201	–	–	–
Conversion of Series D preferred stock to common stock	(26,667)	(312)	44,445	–	312	–	–	–
Conversion of Series E preferred stock to common stock	(7,050)	(104,693)	7,050,000	7	104,686	–	–	–
Exchange of Series F preferred stock and dividends to common stock	–	–	1,003,393	1	13,060	–	–	13,061
Extinguishment of warrant liability	–	–	151,871	–	3,045	–	–	3,045
Stock option exercises	–	–	161,433	–	687	–	–	687
Proceeds received from issuance of common stock, net of issuance costs of $2,785	–	–	4,791,819	4	92,672	–	–	92,676
Stock-based compensation expense	–	–	126,000	–	38,821	–	–	38,821
Deemed dividend – accretion of discount on Series F preferred stock	–	–	–	–	(1,290)	–	–	(1,290)
Cumulative dividends on Series F preferred stock	–	–	–	–	(373)	–	–	(373)
Series F preferred stock dividends paid in common stock	–	–	11,708	–	306	–	–	306
Net loss	–	–	–	–	–	–	(65,441)	(65,441)
Balance as of October 31, 2018	–	$–	21,423,999	$21	$406,087	$–	$(324,446)	$81,662
Stock-based compensation expense	–	–	–	–	8,908	–	–	8,908
Vesting of restricted stock units, net	–	–	23,089	–	–	–	–	–
Shares withheld for tax withholding on vesting of restricted stock	–	–	–	–	(155)	–	–	(155)
Other comprehensive income	–	–	–	–	–	36	–	36
Net loss	–	–	–	–	–	–	(18,418)	(18,418)
Balance as of December 31, 2018	–	$–	21,447,088	$21	$414,840	$36	$(342,864)	$72,033

The accompanying notes are an integral part of these consolidated financial statements

F-5

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Two Months Ended December 31,	For the Years Ended October 31,
	2018	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(18,418)	$(65,441)	$(130,829)
Loss from discontinued operations	–	–	349
Loss from continuing operations	(18,418)	(65,441)	(130,480)
Adjustments to reconcile net loss from continuing operations to net cash used in continuing operating activities:
Stock based compensation expense	8,946	38,821	16,627
Change in fair value of derivatives	–	(3,814)	(109)
Depreciation and amortization	330	1,394	432
Loss on extinguishment of warrant liability	–	520	–
Amortization of intangible assets	33	100	–
Amortization of debt discount	10	35	–
Change in fair value of contingent consideration	57	20	–
Other non-cash adjustments	86	–	–
Research and development - intellectual property acquired	–	–	104,693
Changes in operating assets and liabilities:
Accounts receivable	228	(940)	–
Inventory	(98)	(238)	–
Prepaid expenses and other current assets	(279)	(911)	(190)
Other assets	(535)	(378)	–
Accounts payable and accrued expenses	1,621	2,136	1,411
Deferred revenue	20	150	–
Net cash used in continuing operating activities	(7,999)	(28,546)	(7,616)
Net cash provided by discontinued operating activities	–	–	33
Net cash used in operating activities	(7,999)	(28,546)	(7,583)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(834)	(9,221)	(2,544)
Purchase of available-for-sale securities	(10,200)	–	–
Proceeds from maturities of available-for-sale securities	4,003	–	–
Acquisition of IBEX	–	(2,258)	–
Net cash used in continuing investing activities	(7,031)	(11,479)	(2,544)
Net cash provided by discontinued investing activities	10	60	25
Net cash used in investing activities	(7,021)	(11,419)	(2,519)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on note payable	(257)	–	–
Proceeds from stock options exercised	–	687	1,301
Net proceeds from the sale of preferred stock and warrants	–	–	17,667
Net proceeds from the sale of common stock	–	92,676	2,278
Payment of contingent consideration liability	–	(30)	–
Payments on capital leases	(11)	(74)	–
Net cash (used in)/provided by financing activities	(268)	93,259	21,246

Net (decrease)/increase in cash and cash equivalents	(15,288)	53,294	11,144
Cash and cash equivalents - beginning of period	70,961	17,667	6,523
Cash and cash equivalents - end of period	$55,673	$70,961	$17,667

Supplemental schedule of non-cash investing and financing activities:
Conversion of Series A preferred stock to common stock	$–	$769	$976
Conversion of Series B preferred stock to common stock	$–	$4,020	$549
Conversion of Series C preferred stock to common stock	$–	$201	$1,809
Conversion of Series D preferred stock to common stock	$–	$312	$1,517
Conversion of Series E preferred stock to common stock	$–	$104,693	$–
Exchange of Series F preferred stock for common stock	$–	$13,061	$–
Extinguishment of warrant liability	$–	$2,525	$–
Unpaid liability for acquisition of property and equipment	$600	$300	$54
Warrants exchanged for common stock shares	$–	$–	$78
Establishment of warrant liability in connection with Series F Preferred Stock issuance	$–	$–	$4,299
Establishment of derivative liability in connection with Series F Preferred Stock issuance	$–	$–	$9,319
Deemed dividend – accretion of discount on Series F preferred stock	$–	$1,290	$369
Cumulative dividends on Series F preferred stock	$–	$373	$124
Series F preferred stock dividends paid in common stock	$–	$306	$–
Contingent consideration for IBEX acquisition	$–	$278	$–
Contingent consideration earned and recorded in accounts payable	$31	$33	$–
Note payable issued as partial consideration for IBEX acquisition	$–	$1,220	$–
Property and equipment additions through capital leases	$20	$251	$–
Unpaid tax liability related to net share settlement of restricted stock units	$155	$–	$–
Unrealized gain on short-term investments and cash equivalents	$36	$–	$–

The accompanying notes are an integral part of these consolidated financial statements

F-6

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPAL BUSINESS ACTIVITY AND BASIS OF PRESENTATION

PolarityTE, Inc. and subsidiaries (the “Company”) is a commercial-stage biotechnology and regenerative biomaterials company focused on transforming the lives of patients by discovering, designing and developing a range of regenerative tissue products and biomaterials for the fields of medicine, biomedical engineering and material sciences.

Change in Fiscal Year end. On January 11, 2019, the Board approved an amendment to the Restated Bylaws of the Company changing the Company’s fiscal year end from October 31 to December 31. The Company made this change to align its fiscal year end with other companies within its industry. The change in the Company’s fiscal year end resulted in a two-month transition period that began on November 1, 2018 and ended on December 31, 2018. Reference to a fiscal year refers to the twelve months ended October 31, which has historically been the end of the Company’s fiscal year.

Asset Acquisition and Name Change. On December 1, 2016, Majesco Entertainment Company (n/k/a PolarityTE, Inc.), a Delaware corporation entered into an agreement to acquire the assets of Polarity NV, a regenerative medicine company. The asset acquisition was subject to shareholder approval, which was received on March 10, 2017 and the transaction closed on April 7, 2017, as more fully described below. In January 2017, the Company changed its name to “PolarityTE, Inc.”

On April 7, 2017, the Company issued 7,050 shares of its newly authorized Series E Preferred Stock (the “Series E Preferred Shares”) to Dr. Denver Lough, the developer of the Company’s tissue regeneration technology who became the Company’s Chief Executive Officer, for the purchase of Polarity NV’s assets. The Series E Preferred Stock was convertible into an aggregate of 7,050,000 shares of the Company’s common stock with a fair value of approximately $104.7 million based on the closing price of the Company’s common stock as of April 7, 2017. Since the assets purchased were in-process research and development assets with no alternative future use, the total purchase price was immediately expensed as research and development - intellectual property acquired.

The Company adopted ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business, during the first quarter of fiscal 2017. In accordance with ASU 2017-01 the Company analyzed the above transaction noting that substantially all the fair value of the gross assets acquired were concentrated in a single intellectual property asset and Polarity NV had no employees on the acquisition date. The Company further considered that Polarity NV’s intellectual property did not generate any revenue and never had any employees or workforce. In December 2016, the Company established a clinical advisory board and added three members in December 2016 and three more in January 2017. Establishing the clinical advisory board and hiring a COO are critical to establishing a workforce that has the knowledge and experience to obtain regulatory approval of the Company’s intellectual property. Therefore, the acquisition of an intellectual property asset and no employees from Polarity NV on April 7, 2017 did not represent the acquisition of an organized workforce with the necessary skills and experience to create outputs and, therefore, did not represent a business combination.

Discontinued Operations. On June 23, 2017, the Company sold Majesco Entertainment Company, a Nevada corporation and wholly-owned subsidiary of the Company (“Majesco Sub”) to Zift Interactive LLC (“Zift”), a Nevada limited liability company pursuant to a purchase agreement. Pursuant to the terms of the agreement, the Company sold 100% of the issued and outstanding shares of common stock of Majesco Sub to Zift, including all of the right, title and interest in and to Majesco Sub’s business of developing, publishing and distributing video game products through mobile and online digital downloading. Pursuant to the terms of the agreement, the Company will receive total cash consideration of approximately $100,000 ($5,000 upon signing the agreement and 19 additional monthly payments of $5,000) plus contingent consideration based on net revenues with a fair value of $0. As of December 31, 2018, the Company has received $95,000 in cash consideration, of which $5,000 remains receivable and is included in prepaid expenses and other current assets.

In May 2018, the Company purchased the assets of a preclinical research sciences business and related real estate from Ibex Group, L.L.C., a Utah limited liability company, and Ibex Preclinical Research, Inc., a Utah corporation (collectively, “IBEX”). The Company acquired these assets to accelerate research and development of its TE product candidates, and now operates the business to advance its product development and deliver preclinical research services to third parties (see Note 4).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

F-7

Segments. The Company’s operations are based in the United States and involve products and services which are managed separately. Accordingly, it operates in two segments: 1) regenerative medicine products and 2) contract services. The Chief Operating Decision Maker (CODM) is our Chief Executive Officer (CEO). The CODM allocates resources to and assesses the performance of each operating segment using information about its revenue and operating income (loss). Prior to the acquisition of IBEX, the Company operated in one segment.

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities or the disclosure of gain or loss contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Among the more significant estimates included in these financial statements are the valuation of warrant liability, valuation of derivative liability, extent of progress toward completion of contracts, stock-based compensation, the valuation allowances for deferred tax benefits, and the valuation of tangible and intangible assets included in acquisitions. Actual results could differ from those estimates.

Reclassifications. Certain reclassifications have been made to our prior period financial statements to conform with the current period presentation. On our consolidated balance sheet, we have combined the Receivable from Zift current and non-current with prepaid expenses and other current assets and other assets, respectively.

Cash and cash equivalents. Cash equivalents consist of highly liquid investments with original maturities of three months or less from the date of purchase.

Investments. Investments in debt securities have been classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income. Realized gains and losses are included in other income, net. The cost of securities sold is based on the specific-identification method. Interest on marketable securities is included in interest income, net. Investments with original maturities of greater than three months from the date of purchase are classified as current.

Accounts Receivable. Accounts receivable consists of amounts due to the Company related to the sale of the Company’s core product SkinTE and contract services. Accounts that are outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due and the customer’s current ability to pay its obligation to the Company. The Company writes off accounts receivable when they become uncollectible. As of December 31, 2018 and October 31, 2018, an allowance for doubtful accounts was not considered necessary.

Accounts Payable and Accrued Expenses. The carrying amounts of accounts payable and accrued expenses approximate fair value as these accounts are largely current and short term in nature.

Inventory. Inventory comprises raw materials, which are valued at the lower of cost or net realizable value, on a first-in, first-out basis. The Company evaluates the carrying value of its inventory on a regular basis, taking into account anticipated future sales compared with quantities on hand, and the remaining shelf life of goods on hand.

Property and Equipment. Property and equipment is stated at cost. Depreciation is being provided for by the straight-line method over the estimated useful lives of the assets, generally ranging from three to eight years. Amortization of leasehold improvements is provided for over the shorter of the term of the lease or the life of the asset.

Capitalized Software. We capitalize certain internal and external costs incurred to acquire or create internal use software. Costs to create internal software are capitalized during the application development period. Capitalized software is included in property and equipment and is depreciated over three years once development is complete.

Goodwill and Intangible Assets. Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing or between annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then no further testing is necessary. If the Company concludes otherwise, then the Company needs to perform the quantitative goodwill impairment test. The goodwill impairment test is performed at the reporting unit level by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not impaired and the second step of the impairment test in unnecessary. If the estimated fair value is less than carrying value, an impairment charge should be recorded for the amount by which a reporting unit’s carrying amount exceeds its fair value.

F-8

The fair value of reporting units is based on widely accepted valuation techniques that the Company believes market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. We performed a qualitative assessment and concluded that it is more likely than not that the fair value of the reporting unit is more than its carrying value. Accordingly, there was no indication of impairment, and further quantitative testing was not required. Adverse market or economic events could result in impairment charges in future periods.

Intangible assets deemed to have finite lives are amortized on a straight-line basis over their estimated useful lives, which generally range from one to eleven years. The useful life is the period over which the asset is expected to contribute directly, or indirectly, to its future cash flows. Intangible assets are reviewed for impairment when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the undiscounted cash flows exceed its carrying value. At least annually, the remaining useful life is evaluated.

Impairment of Long-Lived Assets. The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. No impairment loss has been recognized.

Income Taxes. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the potential for realization of deferred tax assets at each balance sheet date and records a valuation allowance for assets for which realization is not more likely than not. The Company recognizes interest and penalties as a component of income tax expense.

Stock-Based Compensation. The Company measures all stock-based compensation to employees using a fair value method and records such expense in general and administrative and research and development expenses. Compensation expense for stock options with cliff vesting is recognized on a straight-line basis over the vesting period of the award, based on the fair value of the option on the date of grant. For stock options with graded vesting, the Company recognizes compensation expense over the service period for each separately vesting tranche of the award as though the award were in substance, multiple awards.

The fair value for options issued is estimated at the date of grant using a Black-Scholes option-pricing model. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of the grant. The volatility factor is determined based on the Company’s historical stock prices. Forfeitures are recognized as they occur.

The value of restricted stock grants is measured based on the fair market value of the Company’s common stock on the date of grant and amortized over the vesting period of, generally, six months to three years.

The accounting for non-employee options and restricted stock is similar to that of employees, however, unlike employee options and restricted stock, the measurement date is not the grant date. The measurement date is when performance is complete. Until the options or shares vest, they are re-measured (re-valued) each reporting period and the expense marked up or marked down accordingly.

Loss Per Share. Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

Commitments and Contingencies. We are subject to claims and litigation in the ordinary course of our business. We record a liability for contingencies when the amount is both probable and reasonably estimable. We record associated legal fees as incurred.

F-9

Accounting for Warrants. The Company accounts for the issuance of common stock purchase warrants issued in connection with the equity offerings in accordance with the provisions of ASC 815, Derivatives and Hedging (“ASC 815”). The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). In addition, under ASC 815, registered common stock warrants that require the issuance of registered shares upon exercise and do not expressly preclude an implied right to cash settlement are accounted for as derivative liabilities. The derivative warrant liabilities were settled during the fiscal year ended October 31, 2018.

Change in Fair Value of Derivatives. The Company assessed the classification of common stock purchase warrants as of the date of each offering and determined that certain instruments met the criteria for liability classification. Accordingly, the Company classified the warrants as a liability at their fair value and adjusts the instruments to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until the warrants are exercised or expired, and any change in fair value is recognized as “change in fair value of derivatives” in the consolidated statements of operations. The fair value of the warrants has as well as other derivatives, been estimated using a Monte-Carlo or Black-Scholes valuation model. The warrants were settled during the fiscal year ended October 31, 2018.

Revenue Recognition. The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, effective November 1, 2018 using the modified retrospective method applied to all contracts as of November 1, 2018. Results for reporting periods beginning after November 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605, Revenue Recognition. The adoption of this standard did not have a cumulative effect on opening accumulated deficit as of November 1, 2018, as the timing and measurement of revenue recognition is materially the same under ASC 606 as it was under the prior relevant guidance.

Under ASC 605, regenerative medicine revenue is recognized upon the shipment of products or the performance of services when each of the following four criteria is met: (i) persuasive evidence of an arrangement exists; (ii) products are delivered or services are performed; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. In the contract services segment, revenue is recognized on the proportional performance method over the term of the respective service contract which requires us to make reasonable estimates of the extent of progress toward completion of the contract. Under this method, revenue is recognized according to the percentage of cost completed for the study. As a result, unbilled receivables and deferred revenue are recognized based on payment timing and work completed.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

In the regenerative medicine products segment, the Company records product revenues primarily from the sale of its regenerative tissue products. The Company sells its products to healthcare providers, primarily through direct sales representatives. Product revenues consists of a single performance obligation that the Company satisfies at a point in time. In general, the Company recognizes product revenue upon delivery to the customer.

In the contract services segment, the Company records service revenues from the sale of its contract research services, which includes delivery of preclinical studies and other research services to unrelated third parties. Service revenues generally consist of a single performance obligation that the Company satisfies over time using an input method based on costs incurred to date relative to the total costs expected to be required to satisfy the performance obligation. The Company believes that this method provides a faithful depiction of the transfer of services over the term of the performance obligation based on the remaining services needed to satisfy the obligation. This requires the Company to make reasonable estimates of the extent of progress toward completion of the contract. As a result, unbilled receivables and deferred revenue are recognized based on payment timing and work completed. Generally, a portion of the payment is due upfront and the remainder upon completion of the study, with most studies completing in less than a year. As of December 31, 2018, October 31, 2018 and 2017, the Company had unbilled receivables of $157,000, $160,000 and $0 and deferred revenue of $170,000, $150,000 and $0. The unbilled receivables balance is included in consolidated accounts receivable. Revenue of $83,000 was recognized during the two months ended December 31, 2018 that was included in the deferred revenue balance as of October 31, 2018.

F-10

Costs to obtain the contract are incurred for product revenue as they are shipped and are expensed as incurred.

The Company considers a significant customer to be one that comprises more than 10% of net revenues or accounts receivable. Concentration of revenues were as follows for the two months ended December 31, 2018 and the fiscal year ended October 31, 2018:

		Two Months Ended December 31, 2018	Year Ended October 31, 2018
	Segment	% of Revenue	% of Revenue
Customer A	Contract Services	32%	19%
Customer B	Regenerative Medicine	17%	*
Customer C	Contract Services	11%	*

Concentration of accounts receivable were as follows as of December 31, 2018:

		As of December 31, 2018
	Segment	% of Accounts Receivable
Customer A	Contract services	23%
Customer B	Regenerative medicine	20%
Customer D	Regenerative medicine	14%

*The amount did not exceed 10%

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities with an additional transition method. Under ASU 2018-11, entities have the option of initially applying Topic 842 at the adoption date, rather than at the beginning of the earliest comparative period presented and recognizing the cumulative effect of applying the new standard as an adjustment to beginning retained earnings in the year of adoption while continuing to present all prior periods under previous lease accounting guidance. The Company has elected this transition method at the adoption date of January 1, 2019. The new standard provides a number of optional practical expedients in transition. The Company has elected all of the available practical expedients except the practical expedient allowing the use of hindsight in determining the lease term and assessing impairment of right-of-use assets based on all facts and circumstances through the effective date of the new standard.

The Company expects that this standard will have a material effect on the financial statements upon adoption. The most significant effects will primarily relate to (a) the recognition of ROU assets and lease liabilities on the balance sheet, which upon adoption will range from $5.2 million to $5.6 million in relation to its existing operating lease agreements for the office and laboratory spaces in Salt Lake City, Utah; and (b) providing significant new disclosures about leasing activities.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting. The standard expands the scope of Topic 718 to include share-based payments issued to nonemployees for goods or services, simplifying the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early adoption permitted, including adoption in an interim period. The Company does not believe the adoption of this standard will have a significant impact on its financial statements given the limited number of nonemployee stock-based awards outstanding.

F-11

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40). The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years with early adoption permitted, including adoption in an interim period. The Company is currently evaluating the impact this standard will have on its financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. The ASU clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and precludes recognizing as revenue consideration received from a collaborative arrangement participant if the participant is not a customer. The standard is effective for fiscal years beginning after December 15, 2019, including interim period within those fiscal years with early adoption permitted. The Company is currently evaluating the impact this standard will have on its financial statements.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), a new accounting standard that requires recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The FASB has also issued several updates to ASU 2014-09. The new standard supersedes U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the present standards. It also requires additional disclosures regarding the nature, amount, timing and uncertainty of cash flows arising from contracts with customers. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods and is to be retrospectively applied. The Company adopted this ASU effective November 1, 2018, using the modified retrospective method. The adoption had no material impact on the financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this ASU on November 1, 2018 has not had a material impact on the Company’s consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The adoption of this ASU on November 1, 2018 has not had a material impact on the Company’s consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. ASU No. 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company early adopted this standard on November 1, 2018. The adoption of this ASU had no impact on the Company’s consolidated financial statements and related disclosures.

3. LIQUIDITY

The Company has experienced recurring losses and cash outflows from operating activities. For the two months ended December 31, 2018, and the fiscal year ended October 31, 2018, the Company incurred net losses of $18.4 million and $65.4 million, respectively, with cash used in operating activities of $8.0 million and $28.5 million, respectively. On April 12, 2018, the Company completed a public offering of 2,335,937 shares of the Company’s common stock, par value $0.001 per share, at an offering price of $16.00 per share resulting in net proceeds of approximately $34.6 million, after deducting offering expenses payable by the Company and on June 7, 2018, the Company completed an underwritten offering of 2,455,882 shares of the Company’s common stock, par value $0.001 per share, at an offering price of $23.65 per share resulting in net proceeds of approximately $58.0 million, after deducting offering expenses payable by the Company (see Note 11).

F-12

Based upon the current status of our product development and commercialization plans, we believe that our existing cash and cash equivalents will be adequate to satisfy our capital needs for at least the next 12 months from the date of filing. However, we anticipate needing substantial additional financing to continue clinical deployment and commercialization of our lead product SkinTE, development of our other product candidates, and scaling the manufacturing capacity for our products and product candidates, and prepare for commercial readiness. However, we will continue to pursue fundraising opportunities when available, but such financing may not be available in the future on terms favorable to us, if at all. If adequate financing is not available, we may be required to delay, reduce the scope of, or eliminate one or more of our product development programs. We plan to meet our capital requirements primarily through issuances of equity securities, debt financing, revenue from product sales and future collaborations. Failure to generate revenue or raise additional capital would adversely affect our ability to achieve our intended business objectives.

4. IBEX ACQUISITION

On March 2, 2018, the Company, along with its wholly owned subsidiary, Utah CRO Services, Inc., a Nevada corporation, entered into agreements with IBEX for the purchase of the assets and rights to the Seller’s preclinical research and contract services business and related real estate. The Company acquired this preclinical biomedical research facility in order to accelerate research and development of PolarityTE pipeline products. The business consists of a GLP compliant preclinical research facility, including vivarium, operating rooms, preparation rooms, storage facilities, and surgical and imaging equipment. The real property includes two parcels in Cache County, Utah, consisting of approximately 1.75 combined gross acres of land, together with the buildings, structures, fixtures, and personal property located on the real property. The above was accounted for as a business combination.

The acquisition closed on May 3, 2018. The aggregate purchase price was $3.8 million, of which $2.3 million was paid at closing and the balance satisfied by a promissory note payable to the Seller with an initial fair value of $1.2 million (see Note 10) and contingent consideration with an initial fair value of approximately $0.3 million. During the year ended October 31, 2018, the Company recorded approximately $38,000 of direct and incremental costs associated with acquisition-related activities. These costs were incurred primarily for banking, legal, and professional fees associated with the IBEX acquisition. These costs were recorded in general and administrative expenses in the consolidated statement of operations.

During the two months ended December 31, 2018 and the fiscal year ended October 31, 2018, IBEX contributed approximately $437,000 and $831,000 to net revenues and approximately $250,000 and $331,000 to gross profit, respectively.

Purchase Price Allocation

The following table summarizes the purchase price allocation for the IBEX acquisition (in thousands):

Equipment	$430
Land and buildings	2,000
Intangible assets	1,057
Goodwill	278
Accrued property taxes	(9)
Aggregate purchase price	$3,756
Less: Promissory note to seller	1,220
Contingent consideration	278
Cash paid at closing	$2,258

As part of the acquisition of IBEX, the Company recorded a contingent consideration liability of $0.3 million in current liabilities in the consolidated balance sheet. The contingent consideration represents the estimated fair value of future payments due to the Seller of IBEX based on IBEX’s revenue generated from studies quoted prior to but completed after the transaction. Contingent consideration is initially recognized at fair value as purchase consideration and subsequently remeasured at fair value through earnings. The initial fair value of the contingent consideration was based on the present value of estimated future cash flows using a 20% discount rate. The contingent consideration is the payment of 15% of the actual revenues received for work on any study initiated within 18 months following the closing of the purchase on the basis of certain specific customer prospects that received service proposals prior to the closing, provided that the total payments will not exceed $650,000. The subsequent increase in fair value of contingent consideration from acquisition to October 31, 2018 of approximately $20,000 was recognized in general and administrative expense in the Company’s consolidated statement of operations for the fiscal year ended October 31, 2018. During the two months ended December 31, 2018, $57,000 was recognized in general and administrative expense in the Company’s consolidated statement of operations for additional increase in fair value of contingent consideration. The excess of the fair value of purchase consideration over the fair values of identifiable assets and liabilities acquired is recorded as goodwill, including the value of the assembled workforce.

F-13

Disclosure of pro-forma revenues and earnings attributable to the acquisition is excluded because it is impracticable to obtain complete historical financial records for IBEX Preclinical Research, Inc.

The following table shows the valuation of the individual identifiable intangible assets acquired along with their estimated remaining useful lives as of the acquisition date (in thousands):

	Approximate Fair Value	Remaining Useful Life (in years)
Non-compete agreement	$410	4
Customer contracts and relationships	534	7 to 8
Trade names and trademarks	101	10 to 11
Backlog	12	Less than 1
Total intangible assets	$1,057

5. FAIR VALUE

In accordance with ASC 820, Fair Value Measurements and Disclosures, financial instruments were measured at fair value using a three-level hierarchy which maximizes use of observable inputs and minimizes use of unobservable inputs:

●	Level 1: Observable inputs such as quoted prices in active markets for identical instruments. This methodology applies to our Level 1 investments, which are composed of money market funds.

●	Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the market. This methodology applies to our Level 2 investments, which are composed of corporate debt securities, commercial paper, and U.S. government debt securities.

●	Level 3: Significant unobservable inputs supported by little or no market activity. Financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, for which determination of fair value requires significant judgment or estimation. This methodology applies to our Level 3 financial instruments, which are composed of warrant liability, derivative liability, and contingent consideration.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers within the hierarchy for any of the periods presented.

In connection with the offering of Units in September 2017 (see Note 11), the Company issued warrants to purchase an aggregate of 322,727 shares of common stock. These warrants were exercisable at $30.00 per share and expire in two years. The warrants were liabilities pursuant to ASC 815. The warrant agreement provided for an adjustment to the number of common shares issuable under the warrant or adjustment to the exercise price, including but not limited to, if: (a) the Company issues shares of common stock as a dividend or distribution to holders of its common stock; (b) the Company subdivides or combines its common stock (i.e., stock split); or (c) the Company issues new securities for consideration less than the exercise price. Under ASC 815, warrants that provide for down-round exercise price protection are recognized as derivative liabilities.

The Series F Preferred Shares contained an embedded conversion feature that was not clearly and closely related to the identified host instrument and, as such, was recognized as a derivative liability measured at fair value. The Company classified these derivatives on the consolidated balance sheet as a current liability.

As noted in Note 11, both the warrants and the Series F Preferred Shares were exchanged for common stock on March 6, 2018.

The fair value of the bifurcated embedded conversion feature was estimated to be approximately $7.2 million and $9.3 million, respectively, at March 5, 2018 and October 31, 2017 as calculated using the Monte Carlo simulation with the following assumptions:

	Series F Conversion Feature
	March 5, 2018	October 31, 2017
Stock price	$20.05	$25.87
Exercise price	$27.50	$27.50
Risk-free rate	2.2%	1.6%
Volatility	88.2%	96.0%
Term	1.5	1.9

F-14

The fair value of the warrant liability was estimated to be approximately $2.5 million and $4.3 million, respectively, at March 5, 2018 and October 31, 2017 as calculated using the Monte Carlo simulation with the following assumptions:

	Warrant Liability
	March 5, 2018	October 31, 2017
Stock price	$20.05	$25.87
Exercise price	$30.00	$30.00
Risk-free rate	2.2%	1.6%
Volatility	88.2%	96.0%
Term	1.5	1.9

The following table sets forth the fair value of the Company’s financial assets and liabilities measured on a recurring basis by level within the fair value hierarchy as of December 31, 2018, October 31, 2018 and 2017 (in thousands):

	Fair Value Measurement as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$7	$–	$–	$7
Commercial paper	–	21,392	–	21,392
Corporate debt securities	–	5,448	–	5,448
U.S. government debt securities	–	3,226	–	3,226
Total	$7	$30,066	$–	$30,073
Liabilities:
Contingent consideration	$–	$–	$261	$261
Total	$–	$–	$261	$261

	Fair Value Measurement as of October 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$69,659	$–	$–	$69,659
Total	$69,659	$–	$–	$69,659
Liabilities:
Contingent consideration	$–	$–	$235	$235
Total	$–	$–	$235	$235

	Fair Value Measurement as of October 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$17,322	$–	$–	$17,322
Total	$17,322	$–	$–	$17,322
Liabilities:
Warrant liability	$–	$–	$4,256	$4,256
Derivative liability	–	–	9,246	9,246
Total	$–	$–	$13,502	$13,502

The following table sets forth the changes in the estimated fair value of our contingent consideration liability (in thousands) which is included in other current liabilities:

Contingent Consideration
Fair value – October 31, 2017	$–
IBEX acquisition – May 3, 2018	278
Change in fair value	20
Earned and paid in cash	(30)
Earned and moved to accounts payable	(33)
Fair value - October 31, 2018	$235
Change in fair value	57
Earned and moved to accounts payable	(31)
Fair value – December 31, 2018	$261

F-15

6. Cash Equivalents and Available-for-Sale Marketable Securities

Cash equivalents and available-for-sale marketable securities consisted of the following as of December 31, 2018 (in thousands):

	December 31, 2018
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
Cash equivalents:
Money market funds	$7	$–	$–	$7
Commercial paper	20,648	30	–	20,678
U.S. government debt securities	3,224	2	–	3,226
Total cash equivalents	23,879	32	–	23,911
Short-term investments:
Commercial paper	714	–	–	714
Corporate debt securities	5,444	5	(1)	5,448
Total short-term investments	6,158	5	(1)	6,162
Total	$30,037	$37	$(1)	$30,073

As of October 31, 2018 and 2017, the Company held $69.7 million and $17.3 million in money market funds included in cash equivalents with no unrealized gains or losses. As of October 31, 2018 and 2017 the Company did not hold any available-for-sale securities. All investments of debt securities held as of December 31, 2018 had maturities of less than one year. For the two months ended December 31, 2018, the Company recognized no material realized gains or losses on available-for-sale marketable securities.

7. PROPERTY AND EQUIPMENT, NET

The following table presents the components of property and equipment, net (in thousands):

	December 31, 2018	October 31, 2018	October 31, 2017
Machinery and equipment	$8,276	$8,134	$2,418
Land and buildings	2,000	2,000	–
Computers and software	1,372	1,337	211
Leasehold improvements	1,230	1,137	–
Construction in progress	2,402	1,587	–
Furniture and equipment	614	566	30
Total property and equipment, gross	15,894	14,761	2,659
Accumulated depreciation	(2,158)	(1,834)	(486)
Total property and equipment, net	$13,736	$12,927	$2,173

Depreciation and amortization expense for property and equipment, including assets acquired under capital leases for the two months ended December 31, 2018 and for the fiscal years ended October 31, 2018 and 2017 is as follows (in thousands):

	For the Two Months ended December 31,	For the Years Ended October 31,
	2018	2018	2017
General and administrative expense:
Continuing operations	$155	$223	$1
Discontinued operations	–	–	11
	155	223	12
Research and development expense:
Continuing operations	175	1,171	431
Total depreciation and amortization expense	$330	$1,394	$443

F-16

8. INTANGIBLE ASSETS AND GOODWILL

Intangible assets, net, consist of the following (in thousands):

	December 31, 2018	October 31, 2018	October 31, 2017
Non-compete agreement	$410	$410	$–
Customer contracts and relationships	534	534	–
Trade names and trademarks	101	101	–
Backlog	12	12	–
Total intangible assets, gross	1,057	1,057	–
Accumulated amortization	(133)	(100)	–
Total intangible assets, net	$924	$957	$–

Amortization expense for the two months ended December 31, 2018 and for the fiscal year ended October 31, 2018 was approximately $33,000 and $100,000, respectively.

The future amortization of these intangible assets is expected to be as follows (in thousands):

Year ended December 31, 2019	$193
Year ended December 31, 2020	189
Year ended December 31, 2021	189
Year ended December 31, 2022	121
Year ended December 31, 2023	87
Thereafter	145
$924

There were no changes in the carrying amount of goodwill for the two months ended December 31, 2018. The changes in the carrying amount of goodwill for fiscal year ended October 31, 2018 is as follows (in thousands):

	Regenerative Medicine	Contract Services	Total
October 31, 2017	$–	$–	$–
Additions due to acquisitions (1)	–	278	278
October 31, 2018	–	278	278
December 31, 2018	$–	$278	$278

(1)	On May 3, 2018, the Company acquired the preclinical research and contract services business and related real estate from IBEX L.L.C.

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table presents the major components of accounts payable and accrued expenses (in thousands):

	December 31, 2018	October 31, 2018	October 31, 2017
Accounts payable	$2,918	$2,007	$441
Salaries and other compensation	1,280	933	574
Other accruals	1,670	792	369
Legal and accounting	640	631	555
Total accounts payable and accrued expenses	$6,508	$4,363	$1,939

Salaries and other compensation includes accrued payroll expense, accrued bonus, and estimated employer 401(k) plan contributions.

10. LONG TERM NOTE PAYABLE

In connection with the IBEX Acquisition, described in Note 4, the Company issued a promissory note payable to the Seller with an initial fair value of $1.2 million. The promissory note has a principal balance of $1.3 million and bears interest at a rate of 3.5% interest per annum. Principal and interest are payable in five equal installments that began on November 3, 2018 and continuing on each six-month anniversary thereafter (“Payment Date”). The promissory note may be prepaid by the Company at any time and becomes due and payable at the earlier of the maturity date of November 3, 2020 or upon an event of default, which includes failure to pay any installment on each Payment Date, breach of any negative covenants, insolvency or bankruptcy. Upon the occurrence of an event of default, the promissory note will bear an accelerated interest rate of 7% per annum from the date of the event of default.

F-17

The Company initially recognized the promissory note at its fair value, using an estimated market rate of interest for the Company, which was higher than the promissory note’s stated rate. The result of imputing a market rate of interest resulted in an initial discount to the principal balance of approximately $113,000, which is being amortized to interest expense over the term of the promissory note using the effective interest method. The unamortized debt discount was $68,000 and $78,000 at December 31, 2018 and October 31, 2018, respectively. Amortization of debt discount of $10,000 and $35,000 was included in interest expense for the two months ended December 31, 2018 and the fiscal year ended October 31, 2018, respectively.

11. PREFERRED SHARES AND COMMON SHARES

Common Stock Issuance

On April 12, 2018, the Company completed a public offering of 2,335,937 shares of the Company’s common stock, par value $0.001 per share, at an offering price of $16.00 per share resulting in net proceeds of approximately $34.6 million, after deducting offering expenses payable by the Company.

On June 7, 2018, the Company completed an underwritten offering of 2,455,882 shares of the Company’s common stock, par value $0.001 per share, at an offering price of $23.65 per share resulting in net proceeds of approximately $58.0 million, after deducting offering expenses payable by the Company.

Exchange of 100% of Outstanding Series F Preferred Stock Shares and Warrants

On September 20, 2017, the Company sold an aggregate of $17,750,000 worth of units of the Company’s securities (the “Units”) to accredited investors at a purchase price of $2,750 per Unit. Each Unit consisted of (i) one share of the Company’s newly authorized 6% Series F Convertible Preferred Stock, par value $0.001 per share (the “Series F Preferred Shares”), convertible into one hundred (100) shares of the Company’s common stock, and (ii) a two-year warrant to purchase up to 322,727 shares of the Company’s common stock, at an exercise price of $30.00 per share.

The Series F Preferred Shares were convertible into shares of the Company’s common stock based on a conversion calculation equal to the stated value of the Series F Preferred Shares, plus all accrued and unpaid dividends, if any, on such Series F Preferred Shares, as of such date of determination, divided by the conversion price. The stated value of each Series F Preferred Share was $2,750 and the initial conversion price was $27.50 per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events.

On the two-year anniversary of the initial issuance date, any Series F Preferred Shares outstanding and not otherwise already converted, would, at the option of the holder, either (i) automatically convert into common stock of the Company at the conversion price then in effect or (ii) be repaid by the Company based on the stated value of such outstanding Series F Preferred Shares.

The warrants issued in connection with the Series F Preferred Shares were determined to be liabilities pursuant to ASC 815. The warrant agreement provided for an adjustment to the number of common shares issuable under the warrant or adjustment to the exercise price, including but not limited to, if: (a) the Company issued shares of common stock as a dividend or distribution to holders of its common stock; (b) the Company subdivided or combined its common stock (i.e., stock split); or (c) the Company issues new securities for consideration less than the exercise price. Under ASC 815, warrants that provide for down-round exercise price protection are recognized as derivative liabilities.

The conversion feature within the Series F Preferred Shares was determined to not be clearly and closely related to the identified host instrument and, as such, was recognized as a derivative liability measured at fair value pursuant to ASC 815.

The initial fair value of the warrants and bifurcated embedded conversion feature, estimated to be approximately $4.3 million and $9.3 million, respectively, was deducted from the gross proceeds of the Unit offering to arrive at the initial discounted carrying value of the Series F Preferred Shares. The resulting discount to the aggregate stated value of the Series F Preferred Shares of approximately $13.6 million was recognized as accretion using the effective interest method similar to preferred stock dividends, over the two-year period prior to optional redemption by the holders.

On March 6, 2018, the Company entered into separate exchange agreements (the “Exchange Agreements”) with holders (each a “Holder”, and collectively the “Holders”) of 100% of the Company’s outstanding Series F Preferred Shares, and the Company’s warrants to purchase shares of the Company’s common stock issued in connection with the Series F Preferred Shares (such “Warrants” and Series F Preferred Shares collectively referred to as the “Exchange Securities”) to exchange the Exchange Securities and unpaid dividends on the Series F Preferred Shares for common stock (the “Exchange”).

F-18

The Exchange resulted in the following issuances: (A) all outstanding Series F Preferred Shares were converted into 972,070 shares of restricted common stock at an effective conversion price of $18.26 per share of common stock (the closing price of Common Stock on the NASDAQ Capital Market on February 26, 2018); (B) the right to receive 6% dividends underlying Series F Preferred Shares was terminated in exchange for 31,321 shares of restricted common stock; (C) 322,727 Warrants to purchase common stock were exchanged for 151,871 shares of restricted common stock; and (D) the Holders of the Warrants relinquished any and all other rights pursuant to the Warrants, including exercise price adjustments.

As part of the Exchange, the Holders also relinquished all other rights related to the issuance of the Exchange Securities, the respective governing agreements and certificates of designation, including any related dividends, adjustment of conversion and exercise price, and repayment option. The existing registration rights agreement with the holders of the Series F Preferred Shares was also terminated and the holders of the Series F Preferred Shares waived the obligation of the Company to register the common shares issuable upon conversion of Series F Preferred Shares or upon exercise of the warrants, and waived any damages, penalties and defaults related to the Company failing to file or have declared effective a registration statement covering those shares.

The exchange of all outstanding Series F Preferred Shares, and the holders’ right to receive 6% dividends, for common stock of the Company was recognized as follows:

Fair market value of 1,003,393 shares of common stock issued at $20.05 (Company’s closing stock price on March 5, 2018) in exchange for Series F Preferred Shares and accrued dividends	$20,117,990
Carrying value of Series F Preferred Shares at March 5, 2018, including dividends	(5,898,274)
Carrying value of bifurcated conversion option at March 5, 2018	(7,162,587)
Deemed dividend on Series F Preferred Shares exchange	$7,057,129

As the Warrants were classified as a liability, the exchange of the Warrants for common shares was recognized as a liability extinguishment. As of March 5, 2018, the fair market value of the 151,871 common shares issued in the Exchange was $3,045,034 and the fair value of the common stock warrant liability was $2,525,567 resulting in a loss on extinguishment of warrant liability of $519,467 during the year ended October 31, 2018.

The Company recognized accretion of the discount to the stated value of the Series F Preferred Shares of approximately $1,290,000 during the year ended October 31, 2018, as a reduction of additional paid-in capital and an increase in the carrying value of the Series F Preferred Shares. The accretion is presented in the Statement of Operations as a deemed dividend, increasing net loss to arrive at net loss attributable to common stockholders.

Preferred Stock Conversion and Elimination

On February 6, 2018, 15,756 shares of Series B Convertible Preferred Stock (“Series B Preferred Shares”) were converted into 262,606 shares of common stock.

On March 6, 2018, the Company received conversion notices (in accordance with original terms) from holders of 100% of the outstanding shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”), Series B Preferred Shares and Series E Convertible Preferred Stock (the “Series E Preferred Shares”) and issued an aggregate of 7,945,250 shares of common stock to such holders.

The shares of Series E Preferred Stock were held by Dr. Denver Lough, the Company’s Chief Executive Officer. On March 6, 2018, the Company entered into a new registration rights agreement (the “Lough Registration Rights Agreement”) with Dr. Lough, pursuant to which the Company agreed to file a registration statement to register the resale of 7,050,000 shares of Common Stock issued upon conversion of the Series E Preferred Shares within six months, to cause such registration statement to be declared effective by the Securities and Exchange Commission as promptly as possible following its filing and, with certain exceptions set forth in the Lough Registration Rights Agreement, to maintain the effectiveness of the registration statement until all of such shares have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act without restriction. Any sales of shares under the registration statement were subject to certain limitations as specified with more particularity in the Lough Registration Rights Agreement. In April 2018, Dr. Lough entered into a lock up agreement for 180 days, which prohibited him from selling any shares that may be registered until October 2018. The registration statement was not filed as of December 31, 2018. Dr. Lough has not made a demand for filing a registration statement and the Company does not propose to file a registration statement at the present time.

On March 7, 2018, the Company filed a Certificate of Elimination with the Secretary of State of the State of Delaware terminating the Company’s Series A, Series B, Series C, Series D, Series E and Series F Preferred Stock. As a result, the Company has 25,000,000 shares of authorized and unissued preferred stock as of December 31, 2018 with no designation as to series.

F-19

Convertible preferred stock activity for the year ended October 31, 2018 consisted of the following:

	Shares Outstanding - October 31, 2017	Preferred Stock Conversions and Series F Exchange – During the Year Ended October 31, 2018	Common Stock Shares Issued – During the Year Ended October 31, 2018
Series A	3,146,671	(3,146,671)	713,036
Series B	47,689	(47,689)	794,820
Series C	2,578	(2,578)	59,950
Series D	26,667	(26,667)	44,445
Series E	7,050	(7,050)	7,050,000
Series F	6,455	(6,455)	972,070
Total	3,237,110	(3,237,110)	9,634,321

There was no convertible preferred stock outstanding as of December 31, 2018 and October 31, 2018. Convertible preferred stock as of October 31, 2017 consisted of the following (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference	Common Shares Issuable Upon Conversion
Series A	8,830,000	3,146,671	$769	$2,140	713,245
Series B	54,250	47,689	4,020	–	794,806
Series C	26,000	2,578	201	–	59,953
Series D	170,000	26,667	312	–	44,445
Series E	7,050	7,050	104,693	–	7,050,000
Series F	6,455	6,455	4,541	17,750	645,455
Other authorized, unissued	15,906,245	–	–	–	–
Total	25,000,000	3,237,110	$114,536	$19,890	9,307,904

12. STOCK-BASED COMPENSATION

For the two months ended December 31, 2018 and the fiscal years ended October 31, 2018 and 2017, the Company recorded stock-based compensation expense related to restricted stock awards and stock options as follows (in thousands):

	For the Two Months Ended December 31,	For the Years Ended October 31,
	2018	2018	2017
General and administrative expense:
Continuing operations	$7,505	$31,982	$14,869
Discontinued operations	–	–	1,118
	7,505	31,982	15,987
Research and development expense:
Continuing operations	919	6,322	1,758

Sales and marketing expense:
Continuing operations	522	517	–
Total stock-based compensation expense	$8,946	$38,821	$17,745
Stock-based compensation expense classified as a liability	$38	$–	$–
Stock-based compensation expense classified to equity	$8,908	$38,321	$17,745

F-20

Incentive Compensation Plans

2019 Plan

On October 5, 2018, the Company’s Board of Directors (the “Board”) approved the Company’s 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other types of stock-based awards to the Company’s employees, officers, directors and consultants. The Compensation Committee of the Board will administer the 2019 Plan, including determining which eligible participants will receive awards, the number of shares of common stock subject to the awards and the terms and conditions of such awards. Up to 3,000,000 shares of common stock are issuable pursuant to awards under the 2019 Plan. Unless earlier terminated by the Board, the 2019 Plan shall terminate at the close of business on October 5, 2028. As of December 31, 2018, the Company had approximately 2,546,584 shares available for future issuances under the 2019 Plan.

2017 Plan

On December 1, 2016, the Company’s Board of Directors (the “Board”) approved the Company’s 2017 Equity Incentive Plan (the “2017 Plan”). The purpose of the 2017 Plan is to promote the success of the Company and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees, consultants and other eligible persons. The 2017 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other types of stock-based awards to the Company’s employees, officers, directors and consultants. The Compensation Committee of the Board will administer the 2017 Plan, including determining which eligible participants will receive awards, the number of shares of common stock subject to the awards and the terms and conditions of such awards. Up to 7,300,000 (increased from 3,450,000 in October 2017) shares of common stock are issuable pursuant to awards under the 2017 Plan. Unless earlier terminated by the Board, the 2017 Plan shall terminate at the close of business on December 1, 2026. As of December 31, 2018, the Company had approximately 53,102 shares available for future issuances under the 2017 Plan.

2014 Plan

In the fiscal year ended October 31, 2015, the Company adopted the 2014 Plan, an omnibus equity incentive plan administered by the Company’s board of directors, or by one or more committees of directors appointed by the Board, pursuant to which the Company may issue up to 2,250,000 shares of the Company’s common stock under equity-linked awards to certain officers, employees, directors and consultants. The 2014 Plan permits the grant of stock options, including incentive stock options and nonqualified stock options, stock appreciation rights, restricted shares, restricted share units, cash awards, or other awards, whether at a fixed or variable price, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof. As of December 31, 2018, the Company had approximately 1,927,453 shares available for future issuances under the 2014 Plan.

Stock Options

Employee stock-option activity for the two months ended December 31, 2018 and the fiscal years ended October 31, 2018 and 2017:

	Number of shares	Weighted-Average Exercise Price
Outstanding, October 31, 2016	383,210	$5.74
Granted	3,482,000	$6.29
Exercised	(268,847)	$4.84
Forfeited	(70,833)	$6.42
Outstanding - October 31, 2017	3,525,530	$6.34
Granted	2,638,769	$23.55
Exercised	(161,810)	$4.31
Forfeited	(217,984)	$21.89
Outstanding - October 31, 2018	5,784,505	$13.68
Granted	396,861	$14.27
Exercised	–	$–
Forfeited	(938)	$24.20
Outstanding – December 31, 2018	6,180,428	$13.72
Options exercisable, December 31, 2018	3,899,806	$9.23
Weighted-average grant date fair value of options granted during the two months ended December 31, 2018		$9.95

F-21

Non-employee stock option activity for the two months ended December 31, 2018 and the fiscal years ended October 31, 2018 and 2017:

	Number of shares	Weighted-Average Exercise Price
Outstanding - October 31, 2016	–	$–
Granted	293,000	$19.61
Forfeited	–	$–
Outstanding - October 31, 2017	293,000	$19.61
Granted	3,000	$18.63
Forfeited	–	$–
Outstanding - October 31, 2018	296,000	$19.60
Granted	23,791	$21.42
Forfeited	(334)	$6.33
Outstanding – December 31, 2018	319,457	$19.75
Options exercisable - December 31, 2018	199,207	$17.90

Stock options are generally granted to employees or non-employees at exercise prices equal to the fair market value of the Company’s stock of the day prior to the grant. Stock options generally vest over one to three years and have a term of five to ten years. The total fair value of employee options granted during the two months ended December 31, 2018 was approximately $4.0 million. The grant date fair value of non-employee options granted during the two months ended December 31, 2018 was approximately $0.4 million. The intrinsic value of options outstanding at December 31, 2018 was $28.5 million. The weighted average remaining contractual term of outstanding and exercisable options at December 31, 2018 was 8.7 years and 8.2 years, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following range of assumptions for the two months ended December 31, 2018 and the fiscal years ended October 31, 2018 and 2017:

	December 31,	October 31,
	2018	2018	2017
Risk free annual interest rate	2.6%-3.2%	2.0%-3.2%	1.6%-2.3%
Expected volatility	80.6%-94.4%	80.9%-96.5%	71.7%-86.5%
Expected term of options (years)	5.0-6.5	5.0-6.0	5.0-6.0
Assumed dividends	–	–	–

The fair value of employee and non-employee stock option grants is recognized over the vesting period of, generally, one to three years. As of December 31, 2018, there was approximately $21.0 million of unrecognized compensation cost related to non-vested employee and non-employee stock option awards, which is expected to be recognized over a remaining weighted-average vesting period of 0.8 years.

Restricted-stock activity for employees and non-employees for the two months ended December 31, 2018 and the fiscal years ended October 31, 2018 and 2017:

	Number of shares	Weighted-Average Grant-Date Fair Value
Unvested, October 31, 2016	274,829	$6.00
Granted	1,057,500	$4.80
Vested	(1,105,197)	$4.47
Unvested - October 31, 2017	227,132	$7.83
Granted	712,034	$25.27
Vested	(242,819)	$11.74
Forfeited	(22,387)	$20.62
Unvested - October 31, 2018	673,960	$24.52
Granted	63,192	$14.17
Vested (1)	(86,042)	$24.17
Forfeited	–	$–
Unvested – December 31, 2018	651,110	$23.65

(1)	The number of vested restricted stock units includes shares that were withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements.

F-22

The total fair value of restricted stock vested during the two months ended December 31, 2018 was approximately $2.1 million.

The value of restricted stock grants is measured based on the fair market value of the Company’s common stock on the date of grant and recognized over the vesting period of, generally, six months to three years. As of December 31, 2018, there was approximately $10.0 million of unrecognized compensation cost related to unvested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 0.9 years.

13. EMPLOYEE BENEFIT PLAN

The Company’s 401(k) Plan is a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees (full-time employees with the company for one year) may defer a portion of their pre-tax earnings, up to the IRS annual contribution limit ($18,500 for calendar year 2018). The Company contributes 3% of employee’s eligible earnings. We recorded contribution expense related to our 401(k) Plan of $35,000 for the two months ended December 31, 2018, $120,000 for the fiscal year ended October 31, 2018, and $55,000 for the fiscal year ended October 31, 2017.

14. INCOME TAXES

The Company calculates its provision for federal and state income taxes based on current tax law. The Tax Cuts and Jobs Act (tax reform) was enacted on December 22, 2017 (“Enactment Date”), and has several key provisions impacting accounting for and reporting of income taxes. The most significant provision reduces the U.S. corporate statutory tax rate from 35% to 21% beginning on January 1, 2018. Although most provisions of tax reform are not effective until 2018, the Company is required to record the effect of a change in tax law as of the Enactment Date on its deferred tax assets. As the Company maintains a full valuation allowance against its deferred tax assets, there is no income tax expense recorded related to this change.

In response to the enactment of the Act in late 2017, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address situations where the accounting is incomplete for certain income tax effects of the Tax Act upon issuance of an entity’s financial statements for the reporting period in which the Tax Act was enacted. Under SAB 118, a company may record provisional amounts during a measurement period for specific income tax effects of the Tax Act for which the accounting is incomplete but a reasonable estimate can be determined, and when unable to determine a reasonable estimate for any income tax effects, report provisional amounts in the first reporting period in which a reasonable estimate can be determined. While the Company was able to make reasonable estimates of the impact of the tax effects of the Tax Act, the final impact of the Tax Act may differ from those estimates, including, but not limited to changes in our interpretations and assumptions, additional guidance that may be issued by the IRS, return to provision differences and state rate adjustments. As guidance and technical corrections are issued in the upcoming quarters, the Company will record updates to its original provisional estimates.

The Company remeasured certain U.S. deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. The provisional amount recorded related to the remeasurement of the deferred tax balance was tax expense of $2.6 million which was offset by a reduction in the valuation allowance resulting in no tax expense.

Loss before income taxes and discontinued operations consisted of (in thousands):

	For the Two Months Ended December 31,	For the Years Ended October 31,
	2018	2018	2017
Net loss from continuing operations before income taxes	$(18,418)	(65,743)	(130,480)

F-23

The provision (benefit) for income taxes for the years ended December 31, 2018, October 31, 2018, and 2017 consisted of (in thousands):

	For the Two Months Ended December 31,	For the Years Ended October 31,
	2018	2018	2017
Current:
Federal	$–	$(302)	$–
State	–	–	–
Deferred:
Federal	(3,734)	(11,561)	(2,679)
State	(257)	(475)	(304)
Change in: valuation allowance	3,991	12,036	2,983
Total provision (benefit) for income taxes	$-	$(302)	$–

The difference between income taxes computed at the statutory federal rate and the provision for income taxes for the years ended December 31, 2018, October 31, 2018, and 2017 related to the following (in thousands, except percentages):

	For the Two Months Ended December 31,		For the Years Ended October 31,
	2018		2018		2017
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Tax (benefit) at federal statutory rate	$(3,867)	21%	$(22,325)	34%	$(44,283)	34%
State income taxes, net of federal income taxes	(254)	1%	(475)	(1)%	(304)	–%
Effect of warrant liability	–	–%	(1,120)	2%	(74)	–%
Effect of other permanent items	5	–%	30	–%	(82)	–%
Effect of Acquisition of intangible assets	–	–%	–	–%	35,595	(27)%
Effect of stock compensation	27	–%	–	–%	3,147	(3)%
Change in valuation allowance	3,991	(22)%	12,036	(18)%	2,983	(2)%
Reduction of NOL’s due to Section 382 Limitations	-	–%	11,552	(17)%	3,018	(2)%
Other	98	-	-	-	-	-
	$-	–%	$(302)	–%	$–	-%

The components of deferred income tax assets (liabilities) were as follows (in thousands):

	For the Two Months Ended December 31,	For the Years Ended October 31,
	2018	2018	2017
Impairment of development costs	$–	$7	$–
Depreciation and amortization	(533)	(546)	95
Compensation expense not deductible until options are exercised	12,543	10,529	4,553
All other temporary differences	236	382	248
Net operating loss carry forward	10,526	8,455	3,158
Less valuation allowance	(22,772)	(18,827)	(8,054)
Deferred tax asset (liability)	$–	$–	$–

Realization of deferred tax assets, including those related to net operating loss carryforwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. Based upon the Company’s current operating results management cannot conclude that it is more likely than not that such assets will be realized.

F-24

Due to the Company’s history of losses and uncertainty of future taxable income, a valuation allowance sufficient to fully offset net operating losses and other deferred tax assets has been established. The valuation allowance will be maintained until sufficient positive evidence exists to support a conclusion that a valuation allowance is not necessary. The issuance of the Series E Preferred Stock in connection with its original acquisition of the PolarityTE, Inc., a Nevada corporation in April 2017, will likely result in limitations on the utilization of the Company’s net operating loss carryforwards under IRS section 382. The effect of this is being analyzed now.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code. The annual limitation may result in the expiration of net operating loss carryforwards before utilization. Due to the change in tax law, all losses post 2018 will have an unlimited carryforward period (but can only utilize 80% max per year). All prior net operating losses still have the same carryforward limit of 20 years. The net operating loss carryforwards available for income tax purposes at December 31, 2018 amounts to approximately $47.3 million and expires between 2038 and 2039 for federal income taxes, and approximately $25.5 million for state income taxes, which primarily expires between 2032 and 2033.

The Company files income tax returns in the U.S. and various states As of December 31, 2018, the Company had no unrecognized tax benefits, which would impact its tax rate if recognized. As of October 31, 2018, the Company had no accrual for the potential payment of penalties. As of December 31, 2018, the Company was not subject to any U.S. federal, and state tax examinations. The Company’s U.S. federal tax returns have been examined for tax years through 2011 with the results of such examinations being reflected in the Company’s results of operations as of October 31, 2013. The Company does not anticipate any significant changes in its unrecognized tax benefits over the next 12 months.

15. LOSS PER SHARE

The following outstanding potentially dilutive shares have been excluded from the calculation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	December 31,	October 31,
	2018	2018	2017
Shares issuable upon conversion of preferred stock	–	–	9,307,904
Shares issuable upon exercise of warrants	–	–	322,727
Shares issuable upon exercise of stock options	6,499,885	6,080,505	3,818,530
Non-vested shares under restricted stock grants	651,110	673,960	227,132

16. COMMITMENTS AND CONTINGENCIES

Contingencies

On June 26, 2018, a class action complaint alleging violations of the Federal securities laws was filed in the United States District Court, District of Utah, by Jose Moreno against the Company and two directors of the Company, Case No. 2:18-cv-00510-JNP (the “Moreno Complaint”). On July 6, 2018, a similar complaint was filed in the same court against the same defendants by Yedid Lawi, Case No. 2:18-cv-00541-PMW (the “Lawi Complaint”). Both the Moreno Complaint and Lawi Complaint allege that the defendants made or were responsible for, disseminating information to the public through reports filed with the Securities and Exchange Commission and other channels that contained material misstatements or omissions in violation of Sections 10 and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 adopted thereunder. Specifically, both complaints allege that the defendants misrepresented the status of one of the Company’s patent applications while touting the unique nature of the Company’s technology and its effectiveness. Plaintiffs are seeking damages suffered by them and the class consisting of the persons who acquired the publicly-traded securities of the Company between March 31, 2017, and June 22, 2018. Plaintiffs have filed motions to consolidate and for appointment as lead plaintiff. On November 28, 2018, the Court consolidated the Moreno and Lawi cases under the caption In re PolarityTE, Inc. Securities Litigation (the “Consolidated Securities Litigation”), and requested the appointment of the plaintiff in Lawi as the lead plaintiff. On January 16, 2019, the Court granted the motion of Yedid Lawi for appointment as lead plaintiff, and on February 1, 2019, the Court granted the lead plaintiff’s motion for approval of lead counsel and liaison counsel. The Court ordered that the lead plaintiff file and serve a consolidated complaint no later than 60 days after February 1, 2019, the defendants shall have 60 days after filing and service of the consolidated complaint to answer or otherwise respond, and the lead plaintiff must file a motion for class certification that within 90 days of service of the consolidated complaint. The Company believes the allegations in the Moreno Complaint and Lawi Complaint are without merit, and intends to defend the litigation, vigorously. The Company expects its first response will be to file a motion to dismiss after the lead plaintiff files and serves the consolidated complaint. At this early stage of the proceedings the Company is unable to make any prediction regarding the outcome of the litigation.

F-25

In November 2018, a shareholder derivative lawsuit was filed in the United States District Court, District of Utah, with the caption Monther v. Lough, et al., case no. 2:18-cv-00791-TC, alleging violations of the Securities Exchange Act of 1934, breach of fiduciary duty, and unjust enrichment on the part of certain officers and directors based on the facts and circumstances recited in the Consolidated Securities Litigation. On November 26, 2018, the court issued an order staying all proceedings until after the disposition of motions to dismiss the Consolidated Securities Litigation.

On February 26, 2015, a complaint for patent infringement was filed in the United States District Court for the Eastern District of Texas by Richard Baker, an individual residing in Australia, against Microsoft, Nintendo, a former subsidiary of the Company, and a number of other game publisher defendants. The complaint alleged that the Zumba Fitness Kinect game infringed plaintiff’s patents in motion tracking technology. The plaintiff represented himself pro se in the litigation and sought monetary damages in the amount of $1.3 million. The case was subsequently transferred to the Western District of Washington. On June 16, 2017, final judgment was entered in favor of the defendants finding that the accused products did not literally infringe the asserted patent and that plaintiff was barred from pursing infringement under the doctrine of equivalents due to prosecution history estoppel. The plaintiff appealed that decision to the Court of Appeals for the Federal Circuit. On April 9, 2018, the Court of Appeals for the Federal Circuit affirmed the judgment of the District Court for the Western District of Washington. On May 7, 2018, the plaintiff filed a petition for panel rehearing and rehearing en banc by the Court of Appeals. The petition for rehearing was denied on June 8, 2018. The plaintiff subsequently filed a petition for a writ of certiorari with the Supreme Court of the United States, which was denied in November 2018. Consequently, this matter has been finally resolved without liability to the Company.

In the ordinary course of business, we may become involved in lawsuits, claims, investigations, proceedings, and threats of litigation relating to intellectual property, commercial arrangements, regulatory compliance, and other matters. Except as noted above, at December 31, 2018, we were not party to any legal or arbitration proceedings that may have significant effects on our financial position or results of operations. No governmental proceedings are pending or, to our knowledge, contemplated against us. We are not a party to any material proceedings in which any director, member of senior management or affiliate of ours is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Commitments

The Company leases facilities and certain equipment under noncancelable leases that expire at various dates through November 2022. Leases are classified as capital leases when the terms of the lease transfer substantially all the risk and rewards of ownership to the lease. Other leases are classified as operating leases.

Property and equipment under capital leases are initially recorded at the lower of asset fair value or the present value of the minimum lease payments on the consolidated balance sheet. The corresponding liability to the lessor is included in the balance sheet as a capital lease obligation. Lease payments under capital leases are treated as debt-service payments and recognized as a reduction of the capital lease obligation and an increase in interest expense.

During November 2018, the Company entered into a capital lease agreement for laboratory equipment. The lease commencement date is January 1, 2019, at which time the Company will gain control of the asset. During the two months ended December 31, 2018, the Company made payments towards the lease of $535,000. The payments are recorded on the balance sheet in other assets and will be reclassified as a lease asset to property and equipment at the time the lease commences.

The following schedule summarizes the future minimum lease payments for operating and capital leases at December 31, 2018 (in thousands):

	Operating leases	Capital leases
Year ended December 31, 2019	$1,895	$66
Year ended December 31, 2020	1,819	58
Year ended December 31, 2021	1,455	55
Year ended December 31, 2022	1,216	28
	$6,385	$207

Rent expense for the two months ended December 31, 2018, and the fiscal years ended October 31, 2018 and 2017 was $357,000, $1.4 million and $222,000, respectively.

The Company has entered into employment agreements with key executives that contain severance terms and change of control provisions.

F-26

17. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In October 2018, the Company entered into an office lease covering approximately 7,250 square feet of rental space in the building located at 40 West 57th Street in New York City. The lease is for a term of three years. The annual lease rate is $60 per square foot. Initially the Company will occupy and pay for only 3,275 square feet of space, and the Company is not obligated under the lease to pay for the remaining 3,975 square feet covered by the lease unless we elect to occupy that additional space. Comparable annual lease rates for similar office space in the area range between $67 and $110 per square foot. The Company believes the terms of the lease are very favorable to us, and the Company obtained these favorable terms through the assistance of Peter A. Cohen, a director, which he provided so that the company he owns, Peter A. Cohen, LLC (“Cohen LLC”), could sublease a portion of the office space.

Initially, the Company is using three offices and two work stations in the office and share common areas representing approximately 2,055 square feet. Cohen LLC is using approximately 1,220 square feet. The monthly lease payment for 3,275 square feet is $16,377. Of this amount $6,103 is allocated pro rata to Cohen LLC based on square footage occupied. Additional lease charges for operating expenses and taxes are allocated under the sublease based on the ratio of rent paid by the Company and Cohen LLC to total rent.

Cohen LLC identified two associated entities that may wish to occupy an additional 2,753 square feet of space in the office. Under the terms of the sublease Cohen LLC can add this additional space to the 1,220 square feet occupied, which would bring the total space occupied by us and Cohen LLC to 6,028 square feet. Because a portion of the additional space subleased to Cohen LLC is less private and attractive, the Company agreed to reduce the overall annual lease rate for the Cohen LLC space to $58.60 per square foot, which means the Company will be paying an annual lease rate for the space the Company uses of $62.70. Assuming Cohen LLC subleases the additional office space, our annual lease payment to the lessor would be $361,680, and Cohen LLC would pay to the Company $232,830 under the sublease. During the two months ended December 31, 2018, the Company recognized $21,000 of sublease income related to this agreement. As of December 31, 2018, there were no amounts due from the related party.

In August 2018 David Seaburg was elected by the Board of Directors to serve as a director of the Company. Subsequently the Company entered into a written consulting agreement with Mr. Seaburg pursuant to which he will provide investor relations and other services to the Company over a period of two years for a fee consisting of (i) quarter-annual cash payment of $10,000, (ii) 60,000 restricted stock units issued under the Company equity incentive plan that vest in four equal installments every six months during the term of the agreement subject to continued service, and (iii) an annual award under the Company equity incentive plan of options exercisable over a term of 10 years to purchase common stock in number equal to the number of shares of common stock with a value of $150,000 at the time of the award based on a Black-Scholes calculation. During the two months ended December 31, 2018, the Company made no payments to Mr. Seaburg for consulting services. The total value of Mr. Seaburg’s agreement is approximately $1.7 million, which will be recognized as expense over the 24-month consulting period. Under this agreement, the Company recognized approximately $233,000 of expense during the two months ended December 31, 2018 and $324,000 of expense during the fiscal year ended October 31, 2018. The agreement terminated effective March 11, 2019, when he joined the Company as President of Corporate Development.

18. DISCONTINUED OPERATIONS

On June 23, 2017, the Company sold Majesco Entertainment Company, a Nevada corporation and wholly-owned subsidiary of the Company (“Majesco Sub”) to Zift Interactive LLC (“Zift”), a Nevada limited liability company pursuant to a purchase agreement. The results of operations from the discontinued business for the two months ended December 31, 2018 and the fiscal years ended October 31, 2018 and 2017 are as follows (in thousands):

	For the Two Months Ended December 31,	For the Years Ended October 31,
	2018	2018	2017
Revenues	$–	$–	$558
Expenses	–	–	1,007
Loss from discontinued operations	$–	$–	$(449)

Gain on sale of discontinued operations	$–	$–	$100

F-27

The cash flows from the discontinued business for the two months ended December 31, 2018 and the fiscal years ended October 31, 2018 and 2017 are as follows (in thousands):

	For the Two Months Ended December 31,	For the Years Ended October 31,
	2018	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss from discontinued operations	$–	$–	$(349)
Adjustments to reconcile net loss from discontinued operations to net cash used in discontinued operating activities:
Depreciation and amortization	–	–	11
Stock based compensation expense	–	–	1,118
Amortization of capitalized software development costs and license fees	–	–	50
Gain on sale of Majesco Sub	–	–	(100)
Changes in operating assets and liabilities:
Accounts receivable	–	–	113
Accounts payable and accrued expenses	–	–	(810)
Net cash provided by discontinued operating activities	$–	$–	$33

CASH FLOWS FROM INVESTING ACTIVITIES
Cash received from sale of Majesco Sub	$10	$60	$25
Net cash provided by discontinued investing activities	$10	$60	$25

19. SEGMENT REPORTING

The Company’s operations involve products and services which are managed separately. Accordingly, it operates in two segments: 1) regenerative medicine and 2) contract services.

Certain information concerning our segments for the two months ended December 31, 2018 and the fiscal years ended October 31, 2018 and 2017 is presented in the following table (in thousands):

	For the Two Months Ended December 31,	For the Years Ended October 31,
	2018	2018	2017
Net revenues:
Reportable segments:
Regenerative medicine	$210	$689	$–
Contract services	463	874	–
Total net revenues	$673	$1,563	$–

Net loss:
Reportable segments:
Regenerative medicine	$(18,352)	$(65,219)	$(130,480)
Contract services	(66)	(222)	–
Discontinued operations	–	–	(349)
Total net loss	$(18,418)	$(65,441)	$(130,829)

	As of December 31, 2018	As of October 31, 2018	As of October 31, 2017
Identifiable assets employed:
Reportable segments:
Regenerative medicine	$74,795	$82,512	$20,152
Contract services	5,371	5,330	–
Discontinued operations	–	–	–
Total assets	$80,166	$87,842	$20,152

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20. TRANSITION PERIOD COMPARATIVE FINANCIALS (UNAUDITED)

Consolidated statements of operations for the two months ended December 31, 2017 is as follows:

For the Two Months Ended December 31,
2017
(Unaudited)
Net revenues	$13
Cost of sales	1
Gross profit	12

Operating costs and expenses
Product research and development	4,930
General and administrative	7,979
Total operating costs and expenses	12,909
Operating loss	(12,897)

Other income (expense)
Interest income	18
Change in fair value of derivatives	1,964
Net loss	(10,915)
Deemed dividend – accretion of discount on Series F preferred stock	(593)
Deemed dividend – exchange of Series F preferred stock	(182)
Net loss attributable to common stockholders	$(11,690)

Net loss per share, basic and diluted:
Net loss	$(1.68)
Deemed dividend – accretion of discount on Series F preferred stock	(0.09)
Deemed dividend – exchange of Series F preferred stock	(0.03)
Net loss attributable to common stockholders	$(1.80)
Weighted average shares outstanding, basic and diluted:	6,496,841

21. SUBSEQUENT EVENTS

On March 1, 2019, the Company was informed it is the subject of an SEC investigation, and it is unable to make any prediction regarding the outcome of the investigation at this time.

F-29

Board of Directors and Executive Officers	Independent Public Accountants
Peter A. Cohen	EisnerAmper LLP
Chairman of the Board	Iselin, NJ

Jeff Dyer	Corporate Counsel
Director	King & Spalding LLP
University Professor - BYU	Palo Alto, CA

Dr. Jon Mogford	Transfer Agent
Director	Equity Stock Transfer
Vice Chancellor Research – Texas A&M	New York, NY

Willie C. Bogan

Information: Our corporate website is http://www.polarityte.com. We make available on this website, free of charge, access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the Securities Exchange Commission. In addition, the Commission’s website is http://www.sec.gov. The Commission makes available on its website, free of charge, reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the Commission.

Upon written request we will furnish to our stockholders without charge a copy of our Transition Report on Form 10-K for the two-month period ended December 31, 2018, of our report on Form 10-K for the year ended October 31, 2018, each as filed with the Securities and Exchange Commission. Requests should be directed to:

Corporate Secretary

PolarityTE, Inc.

123 Wright Brothers Drive

Salt Lake City, UT 84116

Director Corporate Director

Rainer Erdtmann
Director
Investment Advisor

Minnie Baylor-Henry Director Independent Consultant

David Seaburg
President

Richard Hague
Chief Operating Officer

Paul E. Mann Chief Financial Officer

Cameron Hoyler General Counsel, EVP Corporate Development & Strategy

Edward Swanson Chief Translational Medicine Officer